Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

EXPLORATION DRIVE DELIVERS THE GOODS IN CDI

Abidjan, Côte d’Ivoire, 25 July 2015 – Randgold Resources’ Tongon gold mine continues to make progress in dealing with its throughput challenge, chief executive Mark Bristow said here today.

Speaking at the company’s quarterly update for local media, Bristow said the mine’s recovery rate was improving, despite the problems presented by the erratic grid power supply, which management was addressing with the power utility. Following the commissioning of the new hydrocone crushers, work is continuing in conjunction with the equipment supplier to achieve the design performance level, and it has been decided to upgrade capacity by installing a fourth stage of three additional crushers at the end of the existing circuit.

“Looking beyond Tongon, we’ve stepped up our exploration effort in Côte d’Ivoire on the back of its positive new mining code, and the results are confirming our belief in the high potential of the country’s prospectivity,” he said.

“We’ve taken a fresh look at our Nielle permit, which hosts Tongon, and a number of targets for follow-up have already been generated. The most exciting suite of new targets is in the Boundiali permit. These include the very significant new target, Fonondara, and a series of other targets covering a strike of 60 kilometres at the western margin of the Boundiali belt, believed to be an extension of the Syama belt in Mali. A first-phase diamond drilling programme is currently underway at Fonondara and Sani.”

At Fonondara, six trenches over a 1.5 kilometre strike exposed a system which averages 16 metres at 2.96g/t. Drill results beneath the trenches have returned best results of 16.53 metres at 3.38g/t including 7.40 metres at 5.88g/t from the main zone and 8.83 metres at 28.62g/t including 4.10 metres at 61.05g/t in the footwall. Results from Sani are pending.

On the Mankono permit, a very promising bulk mining target has also been identified, with trenches grading up to 1.8g/t over widths of 100 metres, and on the Fapoha permit, just south of the Nielle permit, three contiguous targets have delivered good initial sampling grades over a 13 kilometre strike with consistently anomalous pits in the target structure grading up to 8g/t.

“We are very encouraged by the government’s commitment to building and diversifying the Ivorian economy, among other things by facilitating foreign investment. Combined with the country’s geological assets, this is creating new opportunities for the mining industry which Randgold, with its long-established presence here, is particularly well placed to grasp,” Bristow said.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.